SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 4, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO REBUILD UPM’S FINE PAPER MACHINE IN GERMANY

SIGNATURES

Date May 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO REBUILD UPM’S FINE PAPER MACHINE IN GERMANY

(Helsinki, Finland, May 4, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper will deliver a large rebuild of the fine paper machine PM 3 to the UPM-owned Nordland Papier in Niedersachsen, Germany. The rebuild will be completed during autumn 2006. The value of the order amounts to close to EUR 60 million.

Metso Paper’s delivery will comprise a headbox, a wire section and a press section with a shoe press. The dryer section will be modified to correspond to the higher speed and increased production capacity. Additionally, the machine will be equipped with an on-line calender, a reel as well as a fully automatic winder. Metso Paper will also provide erection and start-up supervision, training and mill engineering. Metso Automation will supply machine and process control systems.

The target of the rebuild is to improve both product quality and production efficiency. The PM 3 has a wire width of 7,050 mm and it is dimensioned for a capacity of 1,115 tons/day.

Nordland Papier is the biggest fine paper mill in Europe. Its production capacity is approx. 1.3 million tons of fine papers annually with four paper machines supplied by Metso. The personnel amounts to 1,850.

UPM is one of the world’s leading forest products companies. The company’s businesses focus on magazine papers, newsprint, fine and speciality papers, converting materials and wood products. In 2004, the company’s turnover was close to EUR 10 billion and the group employs approximately 33,400 people.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact: Harri Kuosa, Vice President, Sales, Paper Business Line, Metso Paper,
tel. +358 40 528 2047, e-mail: harri.kuosa@metso.com

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.